November 9, 2006

Via U.S. Mail and Facsimile

Yoichi Nagata
Director of Overseas Investor Relations
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, NY 10020-2002

	Re:	Matsushita Electric Industrial Co., Ltd.
		Form 20-F for the Fiscal Year Ended March 31, 2006
		Filed September 11, 2006
		File No. 1-06784

Dear Mr. Nagata:

      We have reviewed your response letter dated October 5, 2006 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 2 in our letter dated
September
25, 2006. Please expand your qualitative analysis to address specifically the applicability to your Iran-related business activities of Section 5(b) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the
Iran Freedom Support Act. The Iran Freedom Support Act was signed into law on September 30, 2006.



* * * * *



      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc:	Peggy Fisher
		Assistant Director
	Division of Corporation Finance

		Ryuichi Tsuruta
		Matsushita Electric Industrial Co., Ltd.
	Fax:  011-81-6-6908-2351
Yoichi Nagata
Panasonic Finance (America), Inc.
November 9, 2006
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